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July 7, 2009
VIA EDGAR
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Leap Wireless International, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2009 File No. 000-29752
Dear Mr. Spirgel:
     We are in receipt of the Staff’s letter dated June 24, 2009 with respect to the above-referenced Form 10-K and Form 10-Q. We will be responding to the Staff’s comments on behalf of Leap Wireless International, Inc. (“Leap”). Leap acknowledges receipt of the Staff’s comments and, as orally discussed with the Staff, requests that the Staff extend the time by which Leap should respond to such comments to July 16, 2009.
     Please direct any comments or questions regarding the foregoing to the undersigned at (858) 523-5406.
Very truly yours,
/s/ Barry M. Clarkson
Barry M. Clarkson
of LATHAM & WATKINS LLP

cc:	Walter Z. Berger, Leap Wireless International, Inc. Robert J. Irving, Jr., Leap Wireless International, Inc.